Exhibit 99.1

Regulated information	19 January 2016, 22.40 CET

Galapagos and Gilead complete closing of

their global collaboration for filgotinib

Mechelen, Belgium and Foster City, CA, USA, 19 January 2016 – Galapagos NV (Euronext & NASDAQ: GLPG) and Gilead Sciences, Inc. (NASDAQ: GILD) announced today the closing and entry into force of their global license and collaboration agreement on filgotinib.

Under the terms of the agreement, the closing of this transaction triggers an upfront license fee payment of $300 million by Gilead to Galapagos. In addition, Gilead has made a $425 million (or €392 million) equity investment in Galapagos by subscribing for new shares at a price of €58 per share, including issuance premium. As a result, Gilead now owns 6,760,701 ordinary shares of Galapagos, representing 14.75 percent of the currently outstanding share capital of Galapagos.

In accordance with Belgian transparency legislation1, Galapagos notes that its total share capital currently amounts to €247,964,249.63; the total number of securities conferring voting rights is 45,837,043, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 2,800,692, which equals the total number of voting rights that may result from the exercise of these warrants (but excludes the 700,000 warrants of Warrant Plan 2015 (B) and Warrant Plan 2015 RMV which were created on 21 December 2015, subject to acceptances). Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About the Collaboration

Galapagos and Gilead entered into a collaboration for the global development and commercialization of filgotinib in inflammatory diseases in December 2015. Under the terms of the agreement, the companies will collaborate jointly on the global development of filgotinib starting with the initiation of Phase 3 trials in rheumatoid arthritis (RA). Galapagos will co-fund 20 percent of global development activities and Gilead will be responsible for manufacturing and worldwide marketing and sales activities. Galapagos has the option to co-promote filgotinib in the UK, Germany, France, Italy, Spain, Belgium, the Netherlands and Luxembourg, in which case the companies will share profits equally. If Galapagos exercises its option to co-promote in Belgium, the Netherlands or Luxembourg, it will also book sales in these countries. Galapagos is entitled to an upfront payment of $725 million under the collaboration agreement, consisting of a license fee of $300 million and a $425 million equity investment in Galapagos. In addition, Galapagos is eligible for payments of up to $1.35 billion in milestones, with tiered royalties starting at 20% and a profit split in co-promotion territories.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises three Phase 2, four Phase 1, five pre-clinical, and 20 discovery studies in

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[1]	Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market

19 January 2016	Page 2

cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.

Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

About Gilead

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need. The company’s mission is to advance the care of patients suffering from life-threatening diseases worldwide. Gilead has operations in more than 30 countries worldwide, with headquarters in Foster City, California.

Galapagos Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
E-mail: ir@glpg.com	E-mail: communications@glpg.com

Gilead Contacts
Investors:	Media:
Patrick O’Brien	Michele Rest
Tel: +1 650 522 1936	Tel: +1 650 577 6935
E-mail: patrick.o’brien@gilead.com	E-mail: michele.rest@gilead.com

Galapagos Forward-Looking Statements

This release may contain forward-looking statements, including statements regarding the timing of the receipt of the $300 million upfront license fee payment and the amount and timing of other potential future milestone and/or royalty payments by Gilead, the future collaboration with Gilead, the expected timing and design of ongoing and planned clinical trials with filgotinib, and the further development and commercialization of filgotinib. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ and Gilead’s ongoing clinical research programs with filgotinib may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties (including the performance by Gilead under the global license and collaboration agreement on filgotinib), and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in the company’s Securities and Exchange Commission filing and reports, including in the company’s prospectus filed with the Securities and Exchange Commission on May 14, 2015 and subsequent filings and reports filed by the company with the Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

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19 January 2016	Page 3

Gilead Forward-Looking Statement

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors, including risks that the parties will be unable to develop and commercialize filgotinib for the treatment of rheumatoid arthritis or any other indications. These risks, uncertainties and other factors could cause actual results to differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. These and other risks are described in detail in Gilead’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation to update any such forward-looking statements.

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